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03013731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-40976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paloma Securities L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two American Lane
(No. and Street)

Greenwich (City) **CT** (State) **06836-2571** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall U. Tam (203) 861-3288
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Randall U. Tam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Paloma Securities L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Randall U Tam

Signature

General Securities Principal and Executive Representative

Title

Notary Public Exp. JAN 31 2008

This report** contains (check all applicable boxes):

- (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Paloma Securities L.L.C. (a Limited Liability Company)

December 31, 2002
With Report of Independent Auditors

Paloma Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Members of
Paloma Securities L.L.C.

We have audited the accompanying statement of financial condition of Paloma Securities L.L.C. (a Limited Liability Company) as of December 31, 2002. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paloma Securities L.L.C. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

February 14, 2003

Ernst + Young LLP

Paloma Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

(Dollars in thousands)

December 31, 2002

Assets		
Cash	$	19,866
Securities owned, at market value (cost $998,089)		943,333
Derivative contracts, at fair value		15,397
Securities purchased under agreements to resell		794,978
Securities borrowed		5,843,660
Due from brokers and others		401,758
Collateral received under securities lending agreements		111,614
Interest and dividends receivable		6,041
Other assets		2,049
Total assets	$	8,138,696
Liabilities and members' equity		
Liabilities:		
Securities sold but not yet purchased, at market value (proceeds $942,798)	$	892,087
Derivative contracts, at fair value		3,865
Securities sold under agreements to repurchase		876,281
Securities loaned		5,660,006
Due to brokers and others		2,852
Payable under securities lending agreements		111,614
Loans payable, affiliates		117,482
Interest and dividends payable		4,747
Accrued expenses and other liabilities		12,419
Total liabilities		7,681,353
Members' equity		457,343
Total liabilities and members' equity	$	8,138,696

See accompanying notes.

Paloma Securities L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition
(Dollars in thousands)

December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Organization

Paloma Securities L.L.C. (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the U.S. Securities and Exchange Commission, a member of the National Association of Securities Dealers, Inc. ("NASD"), and a commodity pool registered with the Commodity Futures Trading Commission. The term of the Company shall end at the close of business on December 31, 2037.

There are two member-managers (the "Managers") in the Company: Sunrise Partners Limited Partnership ("Sunrise"), the majority member-manager, and Paloma Partners Management Company ("PPMC").

Cash

At December 31, 2002, all cash was held primarily by one major financial institution.

Valuation of Securities Owned and Securities Sold But Not Yet Purchased

In general, the Company values listed securities at their last sales price as of the last business day of the year. If no sales occurred on that date, the securities are valued at the mean between the "bid" and "asked" prices at the close of trading on that date. All other securities, including securities with limited marketability, are assigned values as determined by management. These values may differ from the values that would have been used had a ready market for the securities existed.

Derivative Contracts

Derivative contracts ("derivatives") have been recorded pursuant to the Financial Accounting Standards Board's SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity." The Company's derivatives activity during the year 2002 included futures, options, warrants, forward currency contracts, and swaps, which are recorded at market or fair value.

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative Contracts (continued)

Derivatives are either exchange-traded or over-the-counter ("OTC") contracts. Exchange-traded derivatives are standard contracts traded on a regulated exchange (e.g., futures, options, and warrants). OTC contracts are private contracts negotiated with counterparties (e.g., options, forward currency, and swaps). In the normal course of business, the Company enters into derivatives for trading as part of the Company's investment strategies.

Market values are determined by using quoted market prices when available; otherwise, fair values are based on pricing models that consider the time value of money, volatility, and the current market and contractual prices of the underlying financial instruments. Fair values are compared to values provided periodically by counterparties.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. When the Company borrows securities, it deposits cash or marketable securities as collateral with the lender. When the Company lends securities, it receives cash or marketable securities as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary.

In accordance with the Financial Accounting Standards Board's SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when the Company lends securities and receives marketable securities instead of cash as collateral, the Company should record these marketable securities as an asset (collateral received under securities lending agreements) in the statement of financial condition together with a corresponding liability (payable under securities lending agreements).

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements"), and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted repurchase or resale amounts plus accrued interest. Open reverse repurchase agreements and repurchase agreements are presented, net by counterparty in the statement of financial condition, where applicable. It is the Company's policy to hold collateral with a market value equal to or in excess of the contract amounts, including accrued interest, under reverse repurchase agreements. Similarly, the Company provides collateral to counterparties under repurchase agreements. Collateral is valued daily, and the Company requires counterparties to deliver additional collateral or return collateral pledged, as necessary.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition. The process of valuing financial instruments in conformity with generally accepted accounting principles requires the use of estimates and assumptions. Actual results could differ from these values.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year-end exchange rate.

2. Risk Management

In the ordinary course of business, the Company manages a variety of risks including market risk, counterparty credit risk, liquidity risk, and operational risk. The Company identifies, measures, and monitors risk through various control mechanisms, including trading limits, capital-usage limits by trading strategies, and diversifying exposures and activities across a variety of instruments, markets, and counterparties. Senior management, which communicates daily with the trading groups, determines what action needs to be taken.

Market risk is the risk of potential adverse changes to the value of financial instruments and their derivatives because of changes in market conditions like interest and currency-rate movements and volatility in commodity or security prices. The Company manages its exposure to market risk through the use of hedging strategies and various analytical monitoring techniques that evaluate the effect of cash instruments and derivative contracts.

The Company maintains trading relationships with counterparties that include U.S. and non-U.S. broker-dealers and financial institutions; these relationships could result in concentration of counterparty credit risk. The Company could also be exposed to credit risk if counterparties fail to fulfill their obligations or the value of any collateral becomes inadequate. The Company has formulated credit-review policies to control counterparty credit risk by following an established credit-approval process, daily monitoring of net exposure to individual counterparties, requiring additional collateral where appropriate, and using master netting agreements, whenever possible.

Liquidity risk arises in the general funding of the Company's trading activities. It includes the risks of not being able to fund trading activities at settlement dates and liquidate positions in a timely manner at a reasonable price. The Company manages its liquidity risk by investing primarily in marketable securities and financing its trading activities through the use of loans and short-term security financing transactions.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions, and to obtain necessary documentation for its trading activities.

(Dollars in thousands)

3. Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold but not yet purchased at December 31, 2002 consist of the following, at market value:

	Securities Owned	Securities Sold But Not Yet Purchased
Common and preferred stock	$ 741,421	$ 889,410
Convertibles (debt and preferred stock)	198,589	2,677
Corporate debt	2,939	-
Other	384	-
	$ 943,333	$ 892,087

Securities sold but not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. As such, the future satisfaction of these obligations may be at amounts that are greater or less than that recorded in the statement of financial condition.

All securities owned are pledged to either repurchase agreement counterparties, securities lending counterparties, financial institutions, or clearing brokers on terms that typically permit those parties to sell or repledge the securities to others.

4. Derivative Contracts and Commitments

The Company, in connection with its proprietary trading activities, enters into derivatives in order to reduce its risk exposure.

The Company records its trading-related derivative activities on a mark-to-market or fair value basis (as described in Note 1). For OTC contracts, the Company enters into master netting agreements with most of its counterparties. Where master netting agreements exist, the fair value of these assets and liabilities reflects amounts netted by product and by counterpary. The following table reflects the fair value of the Company's derivatives.

(Dollars in thousands)

4. Derivative Contracts and Commitments (continued)

	Fair Value at December 31, 2002	
	Assets	Liabilities
Futures contracts	$ -	$ 450
Options	14,695	2,611
Warrants	702	-
Forward currency contracts	-	804
	$ 15,397	$ 3,865

When the Company writes an option contract, it records the premium received as a liability in the statement of financial condition. Options written represent obligations of the Company to purchase or sell, at the holder's option, the underlying financial instrument at prevailing market prices. Accordingly, the future satisfaction of these obligations may be at amounts greater or less than that recorded in the statement of financial condition. In writing options, the Company bears the risk of unfavorable changes in the price of the financial instrument underlying the written option.

Counterparty credit risk arises from the potential inability of counterparties to perform their obligations under the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the fair value of OTC derivatives reported as net assets, net of collateral received or paid, pursuant to master netting agreements. Exchange-traded derivatives generally do not give rise to significant counterparty exposure because of the margin requirements of the individual exchanges. At December 31, 2002, substantially all derivatives were exchange traded; therefore, the Company had minimal counterparty credit risk.

In the normal course of business, the Company enters into reverse repurchase agreements and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2002, substantially all of the Company's securities obtained under reverse repurchase agreements and securities borrowed, which approximate fair value, have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

(Dollars in thousands)

4. Derivative Contracts and Commitments (continued)

In accordance with industry practice, the Company does not record securities borrowed in the statement of financial condition when the Company borrows securities and deposits marketable securities instead of cash with the lender. At December 31, 2002, the market values of these securities borrowed and the marketable securities that collateralize these borrowings were $283,477 and $290,814, respectively. Likewise, the Company does not record securities loaned in the statement of financial condition when the borrower deposits marketable securities with the Company. At December 31, 2002, the market value of these securities loaned was $102,193. As stated in Note 1, the marketable securities received as collateral for these transactions were recorded in the statement of financial condition.

5. Due From Brokers and Others

Due from brokers and others primarily consist of cash paid to prime brokers, and net receivables on security transactions pending settlement. Cash balances at the broker resulting from securities sold but not yet purchased are restricted until the securities are purchased. Margin debt balances are collateralized by certain of the Company's securities and cash held by the broker. Margin interest is paid at the daily broker rate.

At December 31, 2002, substantially all of due from brokers and others was maintained with one international securities firm that serves as prime broker.

6. Credit Facilities

During the year, the Company had loans payable to a bank that bore interest at the effective federal funds rate plus 50 basis points. The loan was collateralized by certain securities owned or borrowed by the Company. At December 31, 2002, there was no loan outstanding.

In addition, the Company established a credit facility with a major European-based bank (the "Bank"). Under the facility, the Bank will make revolving advances up to $200,000, which bears interest at Libor plus 10 basis points (1.48% at December 31, 2002), to the Company for its obligations under certain securities lending transactions. Also, the Bank will guarantee the delivery of collateral and payments by the Company to these counterparties in respect of those securities lending transactions up to $1,000,000 of aggregate notional amount. The Bank's advances and guarantees are secured by a collateral assignment of the Company's rights under those securities lending transactions with these counterparties. At December 31, 2002, securities loaned under this credit facility were approximately $460,660.

(Dollars in thousands)

7. Related Party Transactions

Certain securities lending activities of the Company are guaranteed by Sunrise and Paloma International L.P. ("PIL"), the majority member-manager of Sunrise. Guaranteed amounts for each counterparty vary depending upon the agreement.

PPMC provided personnel, including certain investment managers (see Note 9), office facilities, and administrative support in addition to paying some expenses on behalf of the Company. During the year 2002, the Company reimbursed PPMC for these expenses.

Paloma Securities London Limited and Paloma Securities Australia Pty Ltd., the subsidiaries of Paloma Holdings L.L.C., which is owned by PIL, provided services related to the securities lending activities of the Company. At December 31, 2002, $944 was payable to these entities and included in the statement of financial condition.

Securities borrowed, securities purchased under agreements to resell, and interest and dividends receivable include approximately $1,531,690, $81,340 and $3,150, respectively, from affiliates. Securities loaned, and interest and dividends payable include approximately $1,122,810 and $820, respectively, due to affiliates.

At December 31, 2002, the Company had a loan in the amount of $57,482 payable to Sunrise, which bears interest at the federal funds rate plus 50 basis points (1.50% at December 31, 2002) and is due on demand. At December 31, 2002, interest payable on this loan was $77 and was included in interest and dividends payable in the statement of financial condition.

At December 31, 2002, the Company had a loan in the amount of $60,000 payable to an affiliate, which bears interest at the federal funds rate plus 50 basis points (1.50% at December 31, 2002) and is due on demand. At December 31, 2002, interest payable on this loan was $90 and was included in interest and dividends payable in the statement of financial condition.

8. Net Capital Requirements

The Company is a member of the NASD, and is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. At December 31, 2002, the Company had net capital of $278,198.

9. Investment Management Agreements

Pursuant to investment management agreements, the Company retains investment managers to manage the majority of the Company's assets. The agreements provide for fees to be paid to these managers based upon net trading profits. At December 31, 2002, $10,892 was payable to these managers and included in accrued expenses and other liabilities in the statement of financial condition.